FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated May 15, 2006

2.

Quarterly Report for the period ending March 31, 2006

3.

Management Discussion and Analysis for the period ending March 31, 2006

4.

Certification of CEO

5.

Certification of CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: July 13, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Shareholders Approve Financing

For Immediate Release.  Vancouver, BC, May 15, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that shareholders voting at the Company’s Annual General Meeting today voted overwhelmingly in favor of the Company’s financing announced March 3, 2006 and priced March 24, 2006.  The Company will now work together with agent M Partners Inc. to close the financing as soon as possible.  Shareholders also approved a resolution whereby the agent has the option to oversubscribe the financing by up to 20%. All other resolutions put to shareholders, including election of the board of directors, were also approved.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheets as at March 31, 2006 and the interim consolidated statements of loss, deficit and cash flows for the three-month periods ended March 31, 2006 and 2005 are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	March 31, 2006	December 31 2005
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 970	$ 1,010
Receivables	25,374	24,178
Prepaid expenses	24,723	6,781
Flow-through share proceeds	415,841	507,119
	466,908	539,088
Long-term investments and advances (Note 5)	232,614	228,896
Property, Plant and Equipment (Note 6 )	64,558	67,508
Resource properties (Note 7)	2,211,569	2,211,569
	$ 2,975,649	$ 3,047,061
Liabilities and Shareholders’ Equity
Liabilities
Current:
Bank indebtedness (Note 8)	$ 311,518	$ 290,556
Accounts payable and accrued liabilities	521,867	549,539
Loans from related parties (Note 9)	21,265	19,361
	854,650	859,456
Asset retirement obligations (Note 10)	616,494	609,324
	1,471,144	1,468,780
Shareholders’ equity
Share capital (Note 11)	21,170,192	21,005,419
Contributed surplus	1,183,292	1,101,292
Deficit	(20,848,979)	(20,528,430)
	1,504,505	1,578,281
	$ 2,975,649	$ 3,047,061

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

/s/ David H. Brett

Director

/s/ George Sanders

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Three Months Ended March 31

 (Unaudited)

	2006	2005
Revenue	$ -	$ -
Expenses
Exploration	62,294	69,247
Administration	256,184	120,356
Amortization of property, plant and equipment	5,002	5,581
	323,480	195,184
Loss from operations	(323,480)	(195,184)
Other income
Interest income	2,931	1,777
Net loss for the period	(320,549)	(193,407)
Deficit, beginning of period	(20,528,430)	(18,966,123)
Deficit, end of period	$ (20,848,979)	$ (19,159,530)
Net Loss per share – basic and diluted	$ 0.006	$ 0.004
Weighted average shares outstanding	51,587,684	43,429,352

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31

 (Unaudited)

	2006	2005
Cash provided used in
Operating activities
Net loss for the period	$ (320,549)	$ (193,407)
Items not involving cash
Accretion expense	7,170	3,851
Amortization of property, plant and equipment	5,002	5,581
Stock-based compensation	82,000	-
	(226,377)	(183,975)
Net change in
Receivables	(1,196)	2,721
Prepaid expenses	(17,942)	(1,337)
Accounts payable and accrued liabilities	(27,672)	(230,242)
Contingent liabilities	-	59,007
	(273,187)	(353,826)
Cash flows from financing activities
Share capital and subscription received	164,773	40,700
Loans from related parties	1,904	-
Increase in bank overdraft	20,962	28,916
	187,639	69,616
Cash flows from investing activities
Purchase of capital assets	(2,052)	-
Acquisition of resource property interest for shares	-	(8,700)
Decrease in investment and advances to affiliated companies	(3,718)	92,985
Decrease in restricted cash	91,278	199,925
	85,508	284,210
(Decrease) Increase in cash for the period	(40)	-
Cash and cash equivalents beginning of period	1,010	375
Cash and cash equivalents, end of period	$ 970	$ 375

Supplementary Information

Interest paid	$ 7,167	$ 20,129
Stock-based compensation	$ 82,000	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2005 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Impairment of Long-live Assets

The Company periodically evaluates the future recoverability of its long-lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

5.

Long-term Investments and Advances

	No. of Shares	March 31, 2006	Dec 31, 2005
Investments in common shares
Consolidated Pacific Bay Minerals Ltd., 6% interest in	1,275,667	$ 143,080	$ 143,080
common shares (2005 – 6%)
ClearFrame Solutions Corp.(formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 - 1%)	21,750	-	-
		143,080	143,080
Advances
Consolidated Pacific Bay Minerals Ltd		89,534	85,816
		$ 232,614	$ 228,896

During 2005, ClearFrame Solutions Corp. received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period. Upon revocation of the Cease Order Trade, ClearFrame’s shares will remain suspended until they meet the TSX Venture Exchange requirements. Management believes that the Company’s ability to liquidate its investments in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value. As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2005.

6.

Property, Plant and Equipment

	March 31, 2006			Dec 31, 2005
	Cost	Accumulated Amortization	Net	Net
Automotive equipment	$ 169,806	$ 152,913	$ 16,893	$ 18,263
Leasehold improvements	2,128	2,128	-	-
Mine plant and buildings	515,265	515,265	-	-
Mine equipment	1,336,709	1,300,467	36,242	39,180
Office equipment	81,323	69,900	11,423	10,065
	$ 2,105,231	$ 2,040,673	$ 64,558	$ 67,508

7.

Resource Properties

	March 31, 2006	Dec 31, 2005
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,211,569

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2 ½% and a 10% net profits interest on production from these claims.

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

7.

Resource Properties - continued

The Company acquired two mineral claims in the Laird mining division of British Columbia (Wildcat properties) by issuing 30,000 common shares of the Company on January 27, 2005. In December 2005, the acquisition costs were expensed as resource property exploration expense.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. The company has provided collateral for the lien in the form of a letter of credit as outlined in Note 8.

8.

Bank indebtedness

In 2005, the Company arranged a $57,000 (2004 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (5.00% at March 31, 2006) per annum which is collateralized by the Company’s cash and flow through share proceeds.

9.

Loans From Related Parties

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $21,265 (2005 - $19,361)

10.

Asset Retirement Obligations

Effective January 1, 2004, the Company has retroactively adopted CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of the asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methadology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations.

As at March 31, 2006, the liability for accrued asset retirement obligations is as follows:

Balance, December 31, 2004	$ 342,288
Liability incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense, to March 31, 2006	7,170
Balance, March 31, 2006	$ 616,494

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

11.

Share Capital

Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
Common shares
	Shares Issued	Amount
Balance, December 31, 2004	43,335,712	$ 20,040,158
Issued during the year for:
Cash (net of issue costs and renouncement of future income tax recovery	7,114,421	845,161
Warrants exercised	500,000	80,000
Options exercised	320,000	48,000
Property	30,000	8,700
Less: investment in Company shares	(4,000)	(1,600)
Balance, December 31, 2005	51,296,133	21,020,419
Issued during the period for:
Warrants exercised	634,654	101,998
Options exercised	298,500	47,775
Balance, March 31, 2006	52,229,287	$ 21,170,192

A summary of the warrants outstanding at March 31, 2006 is as follows:

Type	Number	Exercise Price	Expiry Date
Series A	275,000	$ 0.15	July 6, 2006
Series A	30,000	$ 0.15	July 12, 2006
Series A	480,770	$ 0.15	August 3, 2006
Series A	716,154	$ 0.15	August 5, 2006
Series A	600,000	$ 0.19	December 2, 2006
Series A	629,722	$ 0.24	December 20, 2006
	2,731,646	$ 0.18

In April 2006, 105,000 warrants were exercised to purchase common shares at $0.15 per share.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

11.

Share Capital - continued

Common share options exercisable and outstanding as at March 31, 2006, are as follows:

Number	Exercise Price	Expiry Date
780,000	$ 0.36	July 28, 2006
100,000	$0.15	July 28, 2006
600,000	$0.37	November 14, 2006
200,000	$0.15	November 14, 2006
100,000	$0.15	June 29, 2007
756,500	$0.15	September 6,2007
200,000	$0.15	December 23, 2007
770,000	$0.24	March 9, 2008
3,506,500	$0.25

12.

Stock –Based Compensation

On March 9, 2006, the Company granted 870,000 stock options to directors, consultants and officers. All of these options vested immediately, have an exercise price of $0.24 and a term of two years.

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model.

The assumptions used in calculating the expense of options granted were:

Risk-free rate	3.93%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company’s common shares	73%
Average expected life of the options (months)	24
Compensation expense for the period:
Charged to income	$ 82,000

The amounts were credited to contributed surplus.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2006

 (Unaudited)

13.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the quarter ended March 31, 2006 amounted to $25,500 (2005 - $25,500)

b)

During the quarter ended March 31, 2006, the Company received $13,650 (2005 - $13,650) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and are recorded at the exchange value, being the amount established and agreed to by the related parties.

14.

Commitments

Commitments not disclosed elsewhere in these financial statements include an obligation to pay $7,500 per month in compensation to its president.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE MONTHS ENDED MARCH 31, 2006

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 138 square kilometre package of mineral claims located in north central British Columbia, Canada.  Table Mountain Property hosts a number of gold assets, including a past producing underground gold mine (the “Mine”) with significant infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required for a producing mine.  Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership the Taurus Project, a large scale, bulk tonnage gold prospect, and 100% ownership of the Taurus II bulk tonnage gold prospect.

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.  The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003.  Subsequent to year-end, the Company arranged a financing which, if closed, would see the Mine recommence production in 2006.  Although management is optimistic about raising the required capital for production and ongoing exploration, investors should be advised that there is no guarantee that such financing will be obtained.

Exploration Activity

During the first three months of 2006, exploration expenditures consisted primarily of geological consulting costs related to the Table Mountain Property and totalled $62,294 (2005 69,247).

During 2005, the Company changed its focus in 2005 from the Mine area and shifted to the Taurus II Project.  The Taurus and Taurus II areas are geologically similar to the high-grade veins in the Mine, and are physically close to the Mine, but typically have lower gold values over larger widths, with more potential for large tonnage hosting large quantities of gold.  The Taurus Project, for example, hosts an estimated inferred resource of 1.04 million ounces of gold in approximately 32 million tons grading 1 gram of gold per ton.  30.4% of this resource (316,347 ounces) is located on mineral claims owned by the Company.  No resource estimation has been undertaken for Taurus II as more drill holes are required.

The Company’s 2005 Taurus II exploration program started with a detailed review of the Company’s extensive archive of exploration data related to the Table Mountain Property with the goal of identifying bulk tonnage gold potential proximal to the Taurus Project.  This research revealed an extensive surface trenching program undertaken in the late 1980’s by a previous owner indicating strong gold values on surface over broad widths.  The Company used this data, as well as archival geochemical and geophysical data, to guide its 18 hole drilling program in 2005, which yielded sufficiently positive results to warrant significant additional exploration.  In October of 2005, an independent geological consultant recommended an additional $1.53 million in exploration at Taurus II to further test its bulk tonnage gold potential.   A copy of this report, prepared in compliance with Canada’s National Instrument 43-101 securities regulation governing the disclosure of mining data, is available free of charge online at www.sedar.com. The Company at time of writing is in the process of raising equity funding to proceed with this recommended program.

Mine Update

During 2005, the Company requisitioned a Preliminary Feasibility Report analysing the economic viability of the Mine.  This report, entitled Technical Report On Rory & East Bain Veins Table Mountain Gold Property Liard Mining District British Columbia, Canada, by R. Dennis Bergen, P. Eng. (APEGBC), dated March 22, 2005, complies with NI43-101 and is available on Sedar (the “Report”).  The Report, which includes a detailed review of the Company’s mining plan, plant and infrastructure, concluded that the Rory and East Bain veins are economically viable and contain in aggregate 44,000 tons of ore grading 0.49 ounces per ton gold containing 22,000 ounces of gold based on an assumed gold price of $535 Canadian.  The report concluded that $3.75 million in capital would be required to commence the operation that would produce gold at cash costs of USD$256 per ounce.  Subsequent to year-end, the Company arranged a financing which, if closed, would provide the operating capital required to execute this mining plan.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks.  Also, in spite of management’s confidence in its ability to profitably produce gold and obtain favourable exploration results, there is no guarantee that gold will be produced or favourable exploration results obtained.  At time of writing of this document, the Company does not have sufficient capital to proceed with exploration or mining.  Please see the financial discussion below for details.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the three month ended March 31, 2006 and each of the last eight quarters (unaudited) including 2004:

Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
3 Mo Ended	31/03/06	30/09/05	30/09/05	30/06/05	31/03/05	31/12/04	30/09/04	30/06/04
Revenue	-	-	-	-	-	-	-	-
Net Loss	$320,549	$537,716	$632,894	$198,290	$193,407	$202,119	$689,355	$551,982
Loss/share	$.01	$.01	$.01	$.005	$.004	$.01	$.02	$.004

The above quarterly results reflect generally increasing mineral exploration and financing activities.   The increase in losses in the first quarter of 2006 as compared to the first quarter of 2005 ($195,184) is related primarily to the inclusion in Q1 2006 of $82,000 in non-cash stock option expense as compared to nil in the similar period of 2005.  The fourth quarter of 2005 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period, partially off set by income tax recoveries received.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005 the Company had current assets of $466,908, (December 31, 2005 $539,088), consisting of cash, receivables, short-term investments and prepaid expenses.  The decrease in current assets during the period is attributable to a reduction in financing activity and ongoing exploration and administrative expenditures.

Current liabilities at March 31, 2006 were $854,650, (December 31, 2005 $859,456), a decrease primarily attributable to a decrease in accounts payable.

No new equity financing was completed during the period.

At December 31, 2005, the Company had a working capital deficiency of $387,742 (December 31, 2005, $320,368).

During the period, the Company engaged M Partners Inc. of Toronto to raise $6 million in financing for the Company, subject to regulatory and shareholder approval.  This financing, if completed, will cure the Company’s working capital deficiency and provide funds to restart commercial gold production and fund the Company’s ongoing exploration budgets.

Full particulars of the financing were set out in an information circular mailed to shareholders for approval by resolution which was approved the Company’s AGM held May 15, 2006.  The Company and the agent are working to close the financing as soon as possible.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines.  No changes were required to the significant accounting policies during the current period.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.  From March 2005 to July 2005, and December 2005 to present, the Company retained Carolina based investor relations firm The Windward Agency to provide general investor relations services for total compensation of USD$5,000 per month payable in cash.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(a)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 15th day of May, 2006

/s/ David H. Brett___________________

David H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Leanora B. Homrig, the issuer, CFO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending March 31, 2006.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(a)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 15th day of March, 2006

/s/ Leanora B. Homrig___________________

Leanora B. Homrig”

CFO